Nuveen Enhanced CLO Income Fund 486BPOS

Exhibit 99.(g)(1)

INVESTMENT MANAGEMENT AGREEMENT

AGREEMENT made this 5th day of December, 2024, by and between NUVEEN ENHANCED CLO INCOME FUND, a Massachusetts business trust (the “Fund”), and NUVEEN FUND ADVISORS, LLC a Delaware limited liability company (the “Adviser”).

W I T N E S S E T H

In consideration of the mutual covenants hereinafter contained, it is hereby agreed by and between the parties hereto as follows:

1.       The Fund hereby employs the Adviser to act as the investment adviser for, and to manage the investment and reinvestment of the assets of the Fund in accordance with the Fund’s investment objectives and policies and limitations, and to administer the Fund’s affairs to the extent requested by and subject to the supervision of the Board of Trustees of the Fund for the period and upon the terms herein set forth. The investment of the Fund’s assets shall be subject to the Fund’s policies, restrictions and limitations with respect to securities investments as set forth in the Fund’s then current registration statement under the Investment Company Act of 1940, and all applicable laws and the regulations of the Securities and Exchange Commission relating to the management of registered closed-end, diversified management investment companies.

The Adviser accepts such employment and agrees during such period to render such services, to furnish office facilities and equipment and clerical, bookkeeping and administrative services (other than such services, if any, provided by the Fund’s transfer agent) for the Fund, to permit any of its officers or employees to serve without compensation as trustees or officers of the Fund if elected to such positions, and to assume the obligations herein set forth for the compensation herein provided. The Adviser shall, for all purposes herein provided, be deemed to be an independent contractor and, unless otherwise expressly provided or authorized, shall have no authority to act for nor represent the Fund in any way, nor otherwise be deemed an agent of the Fund.

2.       For the services and facilities described in Section l, the Fund will pay to the Adviser, at the end of each calendar month, an investment management fee equal to the sum of a Fund-Level Fee and a Complex-Level Fee.

A.          The Fund Level Fee shall be computed by applying the following annual rate to the average total daily managed assets of the Fund:

Average Total Daily Managed Assets(1)	Rate
For the first $125 million	1.1900%
For the next $125 million	1.1775%
For the next $250 million	1.1650%
For the next $500 million	1.1525%
For amounts over $1 billion	1.1400%

1 “Managed assets” for this purpose means the total assets of the Fund, minus the sum of its accrued liabilities (other than Fund liabilities incurred for the express purpose of creating leverage).  Total assets for this purpose shall include assets attributable to the Fund’s use of effective leverage (whether or not those assets are reflected in the Fund’s financial statements for purposes of U.S. GAAP).

B.          The Complex-Level Fee for each Fund shall be computed by applying the Complex-Level Fee Rate to the average total daily net assets of the Fund if it is an open-end registered investment company or the average total daily managed assets of the Fund if it is a closed-end registered investment company. The Complex-Level Fee Rate shall be determined based upon the aggregate daily net assets of all Eligible Funds, as defined below (with such daily net assets to include — in the case of Eligible Funds whose advisory fees are calculated by reference to net assets that include net assets attributable to preferred stock issued by or borrowings by the Eligible Fund — such leveraging net assets) (such assets referred to as “Complex-Level Assets”), and shall be computed by applying the following annual rate to the average daily Complex-Level Assets:

Complex-Level Fee Rate at Breakpoint
Complex-Level Asset
Breakpoint Level	Level
For the first $124.3 billion	0.1600%
For the next $75.7 billion	0.1350%
For the next $200 billion	0.1325%
For amounts over $400 billion	0.1300%

Except as described below, “Eligible Funds,” for purposes of the Agreement, shall mean all Nuveen-branded closed-end and open-end registered investment companies organized in the United States. Eligible Funds do not include Nuveen-branded exchange-traded open-end registered investment companies, Nuveen-branded open-end registered investment companies operating as funds-of-funds, Nuveen-branded open-end registered investment companies operating as money market funds, Nuveen-branded open-end registered investment companies operating as index funds, Nuveen Large Cap Responsible Equity Fund or Nuveen Life Large Cap Responsible Equity Fund. Eligible Funds include the active equity and fixed income Nuveen-branded open-end registered investment companies advised by Teachers Advisors, LLC (except those identified immediately above) (the “Eligible TAL-Advised Funds”); however, Complex-Level Assets will include only the specified percentage of the aggregate average daily net assets of the Eligible TAL-Advised Funds as of the dates noted in the following schedule:

Effective Date	Percent of Eligible TAL-Advised Fund Assets Included as Complex-Level Assets
May 1, 2024	11.00%
May 1, 2025	21.00%
May 1, 2026	31.00%
May 1, 2027	41.00%
May 1, 2028	51.00%
May 1, 2029	61.00%
May 1, 2030	71.00%
May 1, 2031	81.00%
May 1, 2032	91.00%
May 1, 2033	100.00%

Any open-end or closed-end funds that subsequently become a Nuveen-branded fund because either (a) Nuveen, LLC or its affiliates acquire the investment adviser to such funds (or the adviser’s parent), or (b) Nuveen, LLC or its affiliates acquire the fund’s adviser’s rights under the management agreement for such fund (in either case, such acquisition an “Acquisition” and such fund an “Acquired Fund”), will be evaluated by both Nuveen management and the Nuveen Funds’ Board, on a case-by-case basis, as to whether or not the assets of such Acquired Funds would be included in Complex-Level Assets and, if so, whether there would be a basis for any adjustments to the complex-level breakpoint schedule and/or its application. Any such adjustments would be reflected in a future amendment to the Agreement.

3.           The Adviser shall arrange for officers or employees of the Adviser to serve, without compensation from the Fund, as trustees, officers or agents of the Fund, if duly elected or appointed to such positions, and subject to their individual consent and to any limitations imposed by law.

4.           Subject to applicable statutes and regulations, it is understood that officers, trustees, or agents of the Fund are, or may be, interested in the Adviser as officers, directors, agents, shareholders or otherwise, and that the officers, directors, shareholders and agents of the Adviser may be interested in the Fund otherwise than as trustees, officers or agents.

5.           The Adviser shall not be liable for any loss sustained by reason of the purchase, sale or retention of any security, whether or not such purchase, sale or retention shall have been based upon the investigation and research made by any other individual, firm or corporation, if such recommendation shall have been selected with due care and in good faith, except loss resulting from willful misfeasance, bad faith, or gross negligence on the part of the Adviser in the performance of its obligations and duties, or by reason of its reckless disregard of its obligations and duties under this Agreement.

6.            The Adviser currently manages other investment accounts and funds, including those with investment objectives similar to the Fund, and reserves the right to manage other such accounts and funds in the future. Securities considered as investments for the Fund may also be appropriate for other investment accounts and funds that may be managed by the Adviser. Subject to applicable laws and regulations, the Adviser will attempt to allocate equitably portfolio transactions among the portfolios of its other investment accounts and funds purchasing securities whenever decisions are made to purchase or sell securities by the Fund and one or more of such other accounts or funds simultaneously. In making such allocations, the main factors to be considered by the Adviser will be the respective investment objectives of the Fund and such other accounts and funds, the relative size of portfolio holdings of the same or comparable securities, the availability of cash for investment by the Fund and such other accounts and funds, the size of investment commitments generally held by the Fund and such other accounts and funds, and the opinions of the persons responsible for recommending investments to the Fund and such other accounts and funds.

7.            This Agreement shall continue in effect until May 1, 2026, unless and until terminated by either party as hereinafter provided, and shall continue in force from year to year thereafter, but only as long as such continuance is specifically approved, at least annually, in the manner required by the Investment Company Act of 1940.

This Agreement shall automatically terminate in the event of its assignment, and may be terminated at any time without the payment of any penalty by the Fund or by the Adviser upon no less than sixty (60) days’ written notice to the other party. The Fund may effect termination by action of the Board of Trustees or by vote of a majority of the outstanding voting securities of the Fund, accompanied by appropriate notice.

This Agreement may be terminated, at any time, without the payment of any penalty, by the Board of Trustees of the Fund, or by vote of a majority of the outstanding voting securities of the Fund, in the event that it shall have been established by a court of competent jurisdiction that the Adviser, or any officer or director of the Adviser, has taken any action which results in a breach of the covenants of the Adviser set forth herein.

Termination of this Agreement shall not affect the right of the Adviser to receive payments on any unpaid balance of the compensation, described in Section 2, earned prior to such termination.

8.            If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule, or otherwise, the remainder shall not be thereby affected.

9.            Any notice under this Agreement shall be in writing, addressed and delivered or mailed, postage prepaid, to the other party at such address as such other party may designate for receipt of such notice.

10.          The Fund’s Declaration of Trust is on file with the Secretary of the Commonwealth of Massachusetts. This Agreement is executed on behalf of the Fund by the Fund’s officers as officers and not individually and the obligations imposed upon the Fund by this Agreement are not binding upon any of the Fund’s Trustees, officers or shareholders individually but are binding only upon the assets and property of the Fund.

11.          This Agreement shall be construed in accordance with applicable federal law and (except as to Section 10 hereof which shall be construed in accordance with the laws of Massachusetts) the laws of the State of Illinois.

IN WITNESS WHEREOF, the Fund and the Adviser have caused this Agreement to be executed on the day and year above written.

NUVEEN ENHANCED CLO INCOME FUND

by:	/s/ Mark Winget
Vice President

Attest: /s/ Celeste Clayton

NUVEEN FUND ADVISORS, LLC

by:	/s/ John McCann
Managing Director

Attest: /s/ Celeste Clayton